Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Welsh Property Trust, Inc.:
We consent to the use of our reports with respect to the statements of revenue and certain expenses of Denver/Lakeland Portfolio, Columbus Portfolio, Kansas City Property, Memphis Portfolio, Nashville Property, Brookville/Tejon Portfolio and Eastern National Industrial Portfolio for the year ended December 31, 2009, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our reports refer to the fact that the statements of revenue and expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenue and expenses.
/s/ KPMG LLP
Minneapolis, Minnesota
May 28, 2010